U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number ____________

                           NOTIFICATION OF LATE FILING
                                  (CHECK ONE):
[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                 For Period Ended: 05/02/99

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

                 For the Transition Period Ended:_______________


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________


PART I--REGISTRANT INFORMATION

         Full Name of Registrant:                    MicroAge, Inc.

         Former Name if Applicable                   N/A

         Address of Principal Executive Office       2400 South MicroAge Way,
         (Street and Number)

         City, State and Zip Code:                   Tempe, Arizona 85282


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          The Registrant has determined that it would be appropriate to write-off a portion of the goodwill on its balance sheet during the fiscal quarter ended May 2, 1999. The Registrant cannot accurately determine the exact amount of the goodwill write-off before Wednesday, June 16, 1999, which is the date by which the Registrant would otherwise be required to file its Form 10-Q Report for the fiscal quarter ended May 2, 1999. The Registrant expects to file the Form 10-Q Report on or about Monday, June 21, 1999.


PART IV--OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

             James R. Daniel                              (602) 366-2000
                 (Name)                           (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Excluding the write-off relating to goodwill (see Part III above), the Registrant's consolidated pre-tax loss for the fiscal quarter ended
          May 2, 1999 is expected to be approximately $46 million, which includes restructuring and other one-time charges of $14 million. The Company's consolidated pre-tax loss for the fiscal quarter ended May 3, 1998 was $9.8 million.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    MICROAGE, INC.
                                    (Registrant)

Date: June 15, 1999
                                    By: /s/ James R. Daniel
                                        ---------------------------------
                                        Executive Vice President, Chief
                                        Financial Officer and Treasurer